June 10, 2002





Securities and Exchange Commission
Washington DC  20549

Dear Sir or Madam:

On behalf of Dan McKeithan, who is a Director of Immucor, Inc. (the "Company"), we are transmitting the Statement of Changes in Beneficial Ownership on Form 4 with respect to the Company's Common Stock.

Sincerely,

/s/ Edward L. Gallup

Edward L. Gallup
President

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4
                  Statement of Changes in Beneficial Ownership

                Filed pursuant to Section 16(a) of the Securities
            Exchange Act of 1934, Section 17(a) of the Public Utility
         Holding Company Act of 1935 or Section 30(f) of the Investment
                               Company Act of 1940


___ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1.       Name and Address of Reporting Person

         Dan McKeithan
         8539 Via De Los Libros
         Scottsdale, AZ 85258-3508

2.       Issuer Name and Ticker or Trading Symbol

         Immucor, Inc./BLUD

3.       IRS or Social Security Number of Reporting Person (Voluntary)


4.       Statement for Month/Year

         5/02

5.       If Amendment, Date of Original (Month/Year)

         NA

6.       Relationship of Reporting Person to Issuer (check all applicable)

         X        Director
                  Officer (give title below)
                  10% Owner
                  Other (specify below)

TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.       Title of Security   (Instr.3)

         Common Stock, $ .10 par value

2.       Transaction Date (Month/Day/Year)

        A.       5/20/02
        B.       5/24/02
        C.       5/24/02
        D.       5/24/02
        E.       5/24/02
        F.       5/24/02
        G.       5/30/02
        H.       5/30/02
        I.       5/30/02

3.       Transaction Code (Instr. 8)

         A.  T
         B.  T
         C.  T
         D.  T
         E.  T
         F.  T
         G.  T
         H.  T
         I.  T

4.       Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

         Amount             (A) or (D)           Price

         A. 5,000               A               $12.375
         B. 1,000               D                $17.95
         C. 1,000               D                $18.15
         D. 1,000               D                $18.10
         E. 1,000               D                $18.20
         F. 1,000               D                $18.50
         G. 2,000               D                $18.85
         H. 2,000               D                $18.70
         I. 1,000               D                $18.85

5.       Amount of Securities     6.  Ownership Form:    7.  Nature of Indirect
         Beneficially Owned at         Direct (D) or        Beneficial Ownership
         End of Month                  Indirect (I)               (Instr. 4)
         (Instr. 3 and 4)              (Instr. 4)

          49,778  (as previously reported)  N/A                      N/A
           5,000   acquired during month     D
         (10,000)  disposed during month     D
         -------
          44,778  balance owned at end of month


TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)

1.       Title of Derivative Security (Instr. 3)

         Stock Option - Right to buy

2.       Conversion or Exercise Price of Derivative Security

         $12.375

3.       Transaction Date (Month/Day/Year)

         5/20/02

4.       Transaction Code (Instr. 8)

         T

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

         Options as previously reported     20,000
         (A)                        (D)
         NA                         5,000

6.       Date Exercisable and Expiration Date (Month/Day/Year)

         Date Exercisable           Expiration Date
         6/17/01                            6/17/09

7.       Title and Amount of Underlying Securities (Instr. 3 and 4)

         Title                        Amount or Number of Shares
         NA                                    NA

8.       Price of Derivative Security (Instr. 5)

                  NA

9.       Number of Derivative Securities Beneficially Owned at End of Year
          (Instr. 4)

           20,000   (as previously reported)
          ( 5,000)   derivative securities disposed
          --------
           15,000    Total owned at end of month

10.      Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
         (Instr. 4)

         D

11.      Nature of Indirect Beneficial Ownership (Instr. 4)

         NA

Explanation of Responses:





/s/Daniel McKeithan, by Steven C. Ramsey as Power of Attorney
-------------------------------------------------------------
Signature of Reporting Person

6/10/02
Date